FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRESS RELEASE
May 15, 2007 Press Department 16 rue de la Ville l’Evêque 75008 Paris FRANCE

SUEZ will raise its stake in Gas Natural to 11.3%

In compliance with regulation, SUEZ informed the Comisión Nacional del Mercado de Valores** (CNMV) that it completed the acquisition of 4.55% of Gas Natural’s share capital in 2007 and that it now holds 9.95% of the share capital of the company. SUEZ also informed it entered into an agreement to secure the acquisition of an additional 1.35% stake.

SUEZ will therefore control 11.3% of Gas Natural’s share capital, provided the Comision Nacional de Energia* (CNE) grants its authorization for SUEZ to raise its stake over 10%.

At December 31, 2006, SUEZ already held a 5.4% stake in Gas Natural (5% via Hisusa which it controls and 0.4% owned directly by SUEZ).

SUEZ investment in Gas Natural, Spain’s gas market leader, is in line with the Group strategy to expand dynamically in the European energy and environment markets.

* regulatory body for Spain’s energy systems.

** agency in charge of supervising and inspecting the Spanish Stock Markets and the activities of all the participants in those markets.

SUEZ, an international industrial Group, designs sustainable and innovative solutions for the management of public utility services as a partner of public authorities, businesses and individuals. The Group aims to meet essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the major international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties that may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press Contacts:	Analyst Contacts:
France: +331 4006 6651/6668	+331 4006 6489
Belgium: +32 2 510 76 70

This release is also available on the Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2007	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary